                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                   ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes      No   X
                                   ---      ---

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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

(a)  a fair and accurate English language summary of:

Exhibit 99.1: the Company's quarterly report for the period from January 1, 2003 to September 30, 2003, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2003;

(b)  a fair and accurate English language translation of:

Exhibit 99.2: a corporate disclosure on a syndicated loan agreement for Won 720 billion proposed to be executed by the Company and various lenders including the Development Bank of Singapore, JP Morgan Chase, ABN AMRO, Korea Development Bank and Korea Exchange Bank on December 10, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 21, 2003; and

Exhibit 99.3: a corporate disclosure on the appointment of new members of the Company's audit committee, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 21, 2003.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HANARO TELECOM, INC.



Date: November 26, 2003                 By:  /s/ Young Wan Cho
                                             -----------------------------------
                                             Name:  Young Wan Cho
                                             Title: Vice President


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             the Company's quarterly report for the period from January 1,
                  2003 to September 30, 2003, filed with Korea Securities
                  Dealers Association Automated Quotation Market ("KOSDAQ") and
                  the Financial Supervisory Commission of Korea on November 14,
                  2003.

99.2:             a corporate disclosure on a syndicated loan agreement for Won
                  720 billion proposed to be executed by the Company and various lenders including the Development Bank of Singapore, JP Morgan
                  Chase, ABN AMRO, Korea Development Bank and Korea Exchange
                  Bank on December 10, 2003, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 21,
                  2003.

99.3: a corporate disclosure on the appointment of new members of the Company's audit committee, filed with the KOSDAQ and the Financial Supervisory Commission of Korea on November 21,
                  2003.